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                                                                EXHIBIT NO. 99.1


CONTACTS:
---------
Sondra Henrichon                                     Wayne Hendry
Director, Investor Relations and                     Investor Relations
Corporate Communications                             The Equicom Group, Inc
AltaRex Corp.                                        Toronto, ON Canada
Waltham, MA  USA                                     (416)815-0700 ext. 238
(781) 672-0138 ext. 1510                             whendry@equicomgroup.com
shenrichon@altarex.com                               ------------------------
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         ALTAREX ANNOUNCES FINANCIAL RESULTS FOR THE FIRST QUARTER 2001

                   - Highlights Accomplishments Year to Date -

WALTHAM, Mass., May 24 /CNW/ -- AltaRex Corp. (Toronto: AXO, OTC: ALXFF), a developer of antigen-targeted antibody-based cancer therapeutics, today announced its financial results for the first quarter ended March 31, 2001. All dollars reported are Canadian.

(Photo: http://www.newscom.com/cgi-bin/prnh/20000831/ALTREXLOGO )

In summary, the Company recorded a net loss of $6.3 million or $0.26 per share for the three months ended March 31, 2001 compared to a net loss of $3.9 million, or $0.28 per share, for the same period in 2000. The increased net loss is due primarily to the increased spending in manufacturing and clinical development for the Company's lead product, OvaRex(R) MAb for ovarian cancer. The Company is scaling up antibody production under a development and commercial supply agreement with Abbott Laboratories, while OvaRex(R) MAb is being studied in six phase II/IIb clinical trials.

At March 31, 2001, the Company's cash and short-term investments totaled $15.2 million as compared to $13.3 million at December 31, 2000. This increase reflects the sale of 4.4 million common shares for net proceeds of $7.2 million in February and the net cash burn of the Company from its operations.

The decrease in the net loss per share reflects the impact of an increase in the weighted average number of shares outstanding from 14,037,786 shares for the first quarter of 2000 to 24,282,170 shares for the first quarter of 2001. This increase is due to the issuance of common shares in public offerings in August 2000 and February 2001 and several private placements of common shares related to corporate partnering collaborations in 2000.

"The Company's tremendous progress year-to-date has us enthusiastically looking to our most important milestone - the filing of the Company's first Biologics License Application (BLA) with the U.S. Food and Drug Administration (FDA) for approval of OvaRex(R) MAb for the treatment of ovarian cancer," said Richard E. Bagley, President and CEO of AltaRex.

In the first quarter and into the second quarter of 2001, the Company announced progress in many areas and the successful achievement of a number of important milestones:

     OvaRex(R) Clinical Progress

     -- Interim analysis of the lead 345-patient double-blind placebo-controlled (dbpc) trial, and preliminary results from a 55-patient dbpc trial provide insight into the importance of CA 125 levels for patients
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          following successful primary therapy. The findings suggest that CA 125 levels are strongly predictive of the course of ovarian cancer. In the lead trial interim analysis of 252 patients, high risk patients (elevated CA 125 levels) who received OvaRex(R) MAb experienced a statistically significant benefit (p.0357) in 6-month disease free progression versus high risk patients receiving placebo.

     -- Results from the 55-patient dbpc trial, now preliminarily reported for primary analysis, confirm our observation from other OvaRex(R) studies of a significant correlation between OvaRex(R) induced immune response (HAMA, Ab2) and clinical benefit as measured by time to disease relapse.

     -- Further, the Company demonstrated in two studies for patients at a very advanced stage of ovarian cancer (disease is recurrent and/or no longer responsive to chemotherapy), that even at this late stage, patients are able to mount a clinically beneficial immune response induced by OvaRex(R) MAb, without the toxicity associated with "salvage" chemotherapy.

     -- Particularly exciting is the Company's clinical demonstration of T-cell immune responses; a rare demonstration, we believe, of drug-activated cytolytic T cell (CTL) and T helper cell responses that are functional to promote tumor killing.

     Scientific Presentations

     -- Our clinical and immunology advances have been presented at a number of key scientific meetings including the Annual Meetings of the Society of Gynecologic Oncologists (SGO), the American Association for Cancer Research (AACR), and the American Society of Clinical Oncology
          (ASCO), as well as the International Myeloma Workshop, the Cancer Vaccines Conference, the Keystone Symposium on Dendritic Cells, and the Helene Harris Memorial Trust Ovarian Cancer Forum in conjunction with the MD Anderson Cancer Center.

     Intellectual Property

     -- The Company expanded its intellectual property portfolio by obtaining an exclusive worldwide license for a family of four U.S. issued patents and foreign counterparts from the Alberta Research Council, Inc. These patents extend the Company's vision beyond its current cancer focus to promising and synergistic therapeutic areas, specifically autoimmune and inflammatory diseases.

     Manufacturing and Quality Assurance

     -- The Company entered into an agreement with Abbott Laboratories for OvaRex(R) MAb antibody manufacturing. The transfer of its proprietary cell culture manufacturing processes from Lonza Biologics plc to Abbott allows the Company to leverage the expertise and know-how of Lonza with
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          the scalability of large pharma. The cell culture process is a very low cost method of manufacturing.

     Company Exposure

     -- Notable exposure was gained in the investment community with Toronto-based Yorkton Securities' initiation of analyst coverage of AltaRex Corp. Analyst David Martin's report titled "Unique Cancer Vaccine Platform - Near-term Approval Expected" was issued April 30th. Yorkton Securities rates AltaRex Corp. a TOP PICK.

Clinical data from the lead OvaRex(R) trial, along with five complementary and supporting trials, will form the basis for a simultaneous filing for OvaRex(R) MAb approval with both the U.S. and Canadian regulatory authorities. This filing is anticipated to begin by year end, assuming the timely scale-up of cell culture manufacturing and the completion of the necessary pharmacokinetic trial to establish comparability.

Additional information about AltaRex research and development, news and events can be found on its web site at www.altarex.com. AltaRex Corp. is traded on the Toronto Stock Exchange under the symbol AXO, and over-the- counter in the United States under the symbol ALXFF. Clinical information can be found at www.centerwatch.com. Additional information about ovarian cancer can be found at www.nci.nih.gov, www.ovarian.org., www.ovariancancer.org and at www.ovariancanada.org. Additional information about multiple myeloma can be found at www.multiplemyeloma.org.

This news release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward- looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "expects" and similar expressions are intended to identify forward-looking statements. Such risks and uncertainties include, but are not limited to our need for capital and the risk that the Company can not raise funds on a timely basis on satisfactory terms or at all, changing market conditions, completion of clinical trials, patient enrollment rates, uncertainty of pre-clinical, retrospective and early clinical trial results, such as the results referred to above, which may not be indicative of results that will be obtained in ongoing or future clinical trials, new corporate alliances, the establishment of manufacturing processes and the scale up of cell culture material, the timely development, regulatory approval and market acceptance of the Company's products, uncertainty as to whether patents will issue from pending patent applications and, if issued, as to whether such patents will be sufficiently broad to protect the Company's technology, and other risks detailed from time-to-time in the Company's filings with the United States Securities and Exchange Commission and Canadian securities authorities.

THE TORONTO STOCK EXCHANGE HAS NOT APPROVED OR DISAPPROVED OF THE INFORMATION CONTAINED HEREIN.
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     CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
     (In Canadian dollars, unaudited)

     Three Months Ended

                                     March 31,        March 31,
                                       2001             2000
                                   ------------     ------------

     REVENUE                       $    185,369     $     91,841

     EXPENSES

     Research and development         5,069,452        2,434,951
     General and administration       1,453,646        1,544,041
                                      6,523,098        3,978,992

     Net loss for the period       $ (6,337,729)    $ (3,887,151)

     Net loss per common share     $      (0.26)    $      (0.28)

     Weighted average number of
      common shares outstanding      24,282,170       14,037,786


     CONDENSED CONSOLIDATED BALANCE SHEET
     (In Canadian dollars, unaudited)

                                                   As at March 31,
                                                 2001             2000
                                             -----------    ------------
     ASSETS
     Cash and cash equivalents               $11,480,514    $ 4,728,191
     Short-term investments                    3,755,052      5,254,327
     Other current assets                        319,191        124,716
     Capital assets, net                         497,021        819,299
     Other assets                                595,855        351,208
                                             $16,647,633    $11,277,741

     LIABILITIES AND SHAREHOLDERS' EQUITY
     Current liabilities                     $ 4,792,092    $ 2,399,660
     Deferred lease credit                            --         39,371
     Shareholders' equity                     11,855,541      8,838,710
                                             $16,647,633    $11,277,741